SP 3/6/03

03012944

UF 3-5-03 *R

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION (GLOBAL CLEARING) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE 4TH FLOOR
(No. and Street)

NEW YORK	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2003
WASH, D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 0 2003

)ATH OR AFFIRMATION

JUDITH A. RICCIARDI, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TRADITION (GLOBAL CLEARING), INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a ustomer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 05

ıis report** contains (check all applicable boxes):

] (a) Facing page.
] (b) Statement of Financial Condition.
| (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
| (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
| (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
| (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

December 31, 2002
with Report Independent Auditors

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of
Tradition Asiel Securities, Inc.)

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Tradition (Global Clearing) Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing) Inc. (the "Company'), (a wholly-owned subsidiary of Tradition Asiel Securities Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition (Global Clearing) Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

February 20, 2003

Ernst & Young LLP

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 14,850
Deposits with clearing broker (cash of $838 and securities of $1,004,582 at market value plus accrued interest)	1,005,420
Receivable from and deposit with clearing organization	3,691,987
Due from Parent	296,986
Income taxes receivable	66,858
Total assets	$ 5,076,101
Liabilities and Stockholder's equity	
Liabilities:	
Payable to affiliates	$ 3,044,152
Total liabilities	3,044,152
Stockholder's equity	2,031,949
Total liabilities and stockholder's equity	$ 5,076,101

See notes to statement of financial condition.

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Tradition (Global Clearing) Inc. (the "Company") is a Delaware corporation. On June 28, 2002, Tradition Asiel Securities Inc. ("TAS" or "the Parent"), a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition ("CFT"), a company organized in Switzerland, purchased 99% of the Company from Tradition Holding (USA) Inc. ("THUSA"), another affiliate and wholly-owned subsidiary of CFT. The remaining 1% was subsequently purchased by TAS on December 23, 2002.

The Company serves as a broker/dealer that facilitates the clearing for an affiliate. Prior to the acquisition by TAS, the Company acted as the clearing broker for TAS in certain products that included repurchase agreements, United States Treasuries, emerging market bonds, agency securities, money market instruments and mortgage backed securities. In such capacity, the Company cleared certain of these transactions with another clearing broker-dealer on a fully disclosed basis. Subsequent to the acquisition, the Company no longer acted as the clearing broker for TAS.

The Company is a clearing broker/dealer registered with the Securities and Exchange Commission ("SEC"), and the National Association of Securities Dealers, Inc. ("NASD"). Upon its acquisition by TAS, the Company withdrew as a member of the Government Securities Clearing Corporation ("GSCC").

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Securities included in deposits with clearing broker consist of U.S. Government obligations which are carried at market value plus accrued interest.

3. Receivable from and Deposit with Clearing Organization

The receivable from and deposit with clearing organization primarily represents cash and the United States dollar value of foreign currencies held at that organization. The foreign currency amounts were translated at year-end exchange rates.

4. Related Party Transactions

In the normal course of business, the Company acted as a clearing broker for certain transactions which were introduced by its Parent and an affiliate. The Company charges the Parent a "ticket charge" based on an agreed-upon rate. Due from Parent consists primarily of amounts receivable for these ticket charges.

Payable to affiliates consists of:

(1) advances to the Company by an affiliate for a deposit with a clearing organization on behalf of the Company	$ 1,601,000
(2) interest payable on the advance in (1) above	178,000
(3) net amounts due from transactions cleared at a clearing organization for the affiliate	871,000
(4) non-interest bearing advances from TNA	394,000
Total	$ 3,044,000

The Company had a subordinated loan from its former Parent, THUSA, in the amount of $10 million. This loan bore interest annually at LIBOR and was scheduled to mature October 31, 2003. This loan was prepaid in full prior to December 31, 2002.

The Company is charged by TNA for various accounting, administrative and corporate services.

5. Employee Benefits

The Company participates in TNA's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary, within the IRS limits of $11,000.

6. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes.

The Company has state and local net operating loss carryforwards of approximately $336,000 which expire in 2021. The deferred tax asset relates to the state and local net operating loss carryforwards. Since it is doubtful that the deferred tax asset will be utilized, a valuation allowance of $38,411 has been established to offset the $38,411 deferred tax asset.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. In the prior year, the Company had a deferred tax asset of $502,652 which was offset by a valuation allowance of the same amount. Due to the purchase of the Company by TAS, this deferred tax asset will be utilized by TAS in its consolidated federal and combined state and local income tax return.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120 percent of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2002, the Company had net capital of approximately $1.6 million, which was approximately $1.3 million in excess of its required net capital of $250,000.

7. Net Capital Requirements (continued)

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as financial instruments are short-term in nature.